UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

STEWART INFORMATION SERVICES CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

860372101

(CUSIP Number)

Janet McWilliams,  Driehaus Capital Management LLC  25 East Erie Street  Chicago,  IL  60611  Phone : 312-587-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DRIEHAUS CAPITAL MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,463,311

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,463,311

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,463,311

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.26%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Driehaus Active Income Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,208,274

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,208,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,208,274

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.17%

14	TYPE OF REPORTING PERSON
IV

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed on October 27, 2016 by Driehaus Capital Management LLC (“DCM”)relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of Stewart Information Services Corporation (the "Company"), a company existing under the laws of Delaware. The principal executive offices of the Company are located at 1980 Post Oak Blvd., Houston, Texas 77056, telephone (713) 625-8100. This Amendment also adds Driehaus Active Income Fund (“LCMAX”) as a Reporting Person.

Item 2.	Identity and Background

(a)
The Reporting Persons are Driehaus Capital Management LLC (“DCM”) and Driehaus Active Income Fund (“LCMAX”). DCM is a Delaware limited liability company and a registered investment adviser. The executive officers of DCM are Richard H. Driehaus (Chairman), Robert Gordon (President and Chief Executive Officer), Michelle Cahoon (Managing Director, Treasurer and Chief Financial Officer), Janet McWilliams (Managing Director and General Counsel), Stephen Weber (Managing Director, Sales and Relationship Management), Carla Dawson (Managing Director, Human Resources), Thomas Seftenberg (Managing Director, Relationship Management and Marketing), Michael Shoemaker (Chief Compliance Officer), Kenneth Nelson (Managing Director and Portfolio Manager), Maximilian Heitner (Managing Director, Risk Management and Research) and Daniel Rea (Managing Director, Research). DCM does not have a board of directors. The entity controlling DCM is Driehaus Capital Holdings LLLP, a Delaware limited liability limited partnership. Although the instructions to this filing do not require disclosure of information regarding LCMAX’s officers and directors, the information is available in LCMAX’s prospectus and statement of additional information, available at www.driehaus.com.

(b)
The address of the principal office of DCM, its controlling entity listed above and its officers listed above is 25 East Erie Street, Chicago, IL 60611. The principal office of LCMAX is 25 East Erie Street, Chicago, IL 60611.

(c)
DCM is a registered investment adviser. LCMAX is a series of Driehaus Mutual Funds, an open-end investment company formed in Delaware, and is managed by DCM. The occupations of DCM’s executive officers are noted in “a” above.

(d)	During the last five years, the Reporting Persons, controlling entity and executive officers have not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Persons, controlling entity and executive officers have not been party to a civil proceeding as described in Item 2(e) of Schedule 13D .

(f)	All executive officers are US citizens.

Item 3.	Source and Amount of Funds or Other Consideration

To acquire the Common Stock, LCMAX and one other registered investment company advised by DCM used funds totaling $66,311,163.82, inclusive of brokerage commissions.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the shares based on the Reporting Persons’ belief that the shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of shares desirable, the Reporting Persons may increase or decrease their position in the Company.

(a)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

(b)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in any material change in the present capitalization or dividend policy of the Company.

(f)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940.

(g)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)
As investors in the Company, the Reporting Persons may have discussions with members of Company management, the Company’s board of directors and other shareholders of the Company which may relate to or result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

(b)
The number of shares to which each Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition is stated in Items 7-10 on the cover pages hereto.

(c)
The transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons are described below. The transactions were effected by DCM as the investment adviser on behalf of LCMAX and one other registered investment company that is a series of Driehaus Mutual Funds. All purchases were effected in the open market.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
10/10/2016
10/11/2016
10/11/2016
10/11/2016
10/11/2016
10/12/2016
10/12/2016
10/12/2016
10/12/2016
10/13/2016
10/13/2016
10/13/2016
10/13/2016
10/13/2016
10/13/2016
10/13/2016
10/14/2016
10/14/2016
10/14/2016
10/17/2016
10/17/2016
10/17/2016
10/17/2016
10/18/2016
10/18/2016
10/18/2016
10/18/2016
10/18/2016
10/18/2016
10/18/2016
10/18/2016
10/19/2016
10/19/2016
10/19/2016
10/19/2016
10/19/2016
10/19/2016
10/19/2016
10/20/2016
10/20/2016
10/20/2016
10/20/2016
10/21/2016
10/21/2016
10/21/2016
10/21/2016
10/21/2016
10/21/2016
10/21/2016
10/21/2016
10/24/2016
10/24/2016
10/24/2016
10/24/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/25/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
10/27/2016
11/15/2016
11/15/2016
11/15/2016
11/15/2016
11/15/2016
11/15/2016
11/15/2016
11/15/2016
100,000
15,000
35,000
15,000
35,000
1,638
22,656
3,662
50,644
202
2,046
6,244
9,400
10,600
24,700
69,630
1,100
10,600
18,198
2,887
7,700
8,119
11,729
538
654
8,600
19,149
25,200
33,791
51,100
75,100
10,000
10,300
12,900
15,427
19,900
20,506
45,106
5,200
12,800
17,772
18,022
4,373
4,924
6,382
10,321
6,727
7,576
9,818
15,879
3,063
3,680
47,128
56,620
13
112
148
225
324
652
797
1,418
2,061
4,250
187
1,688
2,214
3,375
4,863
9,782
11,948
21,278
30,915
63,750
12
300
1142
1154
2192
2308
2423
2585
2884
88
2300
8758
8846
16808
17692
18577
19815
22116
1729
1902
7263
12106
8271
9098
34737
57894
43.75
44.17
43.77
44.17
43.77
44.69
44.68
44.69
44.68
45.10
45.64
45.42
45.09
45.14
45.65
45.48
46.23
46.37
46.32
46.49
46.25
46.08
46.60
46.32
46.32
45.84
46.08
46.36
45.65
46.32
46.02
45.91
45.64
45.96
45.55
45.63
45.96
45.93
45.19
45.54
45.50
45.19
45.11
45.12
45.09
45.13
45.11
45.12
45.09
45.13
45.11
45.05
45.11
45.05
46.00
45.99
46.14
46.21
46.67
45.94
45.65
46.93
46.73
45.68
46.00
45.99
46.14
46.21
46.67
45.94
45.65
46.93
46.73
45.68
44.91
45.03
45.30
45.72
45.23
45.26
45.03
45.54
45.17
44.91
45.03
45.30
45.72
45.23
45.26
45.03
45.54
45.17
44.62
44.55
44.68
44.75
44.62
44.55
44.68
44.75

(d)
In addition to LCMAX, one other investment company that is a series of Driehaus Mutual Funds has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities covered by this statement. LCMAX has the right and power with respect to more than 5% of the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, the Reporting Persons or, to the Reporting Persons’ knowledge, the controller or executive officers do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1. Statement from DCM regarding Stewart Information Services Corp. Exhibit 2. Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Driehaus Capital Management LLC

November 16, 2016	By:	/s/ Robert H. Gordon
President and Chief Executive Officer

Driehaus Mutual Funds

November 16, 2016	By:	/s/ Robert H. Gordon
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)